Form 11-K

ANNUAL REPORT PURSUANT

TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-38336

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PCS 401(k) Retirement Plan

5296 Harvest Lake Drive

Loveland, CO 80538

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nutrien Ltd.

Suite 1700, 211 19th Street East

Saskatoon, Saskatchewan

S7K 5R6 Canada

PCS 401(k) Retirement Plan

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2022 and 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

PCS 401(k) RETIREMENT PLAN

December 31, 2022 and 2021

Page
Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	5
As of December 31, 2022 and 2021

Statement of Changes in Net Assets Available for Benefits	6
Year ended December 31, 2022

Notes to the Financial Statements	7

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14
As of December 31, 2022

Report of Independent Registered Public Accounting Firm

Nutrien North American Pension Committee,

Plan Administrator and Management of the

PCS 401(k) Retirement Plan

Loveland, Colorado

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of PCS 401(k) Retirement Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of PCS 401(k) Retirement Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of PCS 401(k) Retirement Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Eide Bailly LLP

We have served as PCS 401(k) Retirement Plan’s auditors since 2019.

Denver, Colorado

June 21, 2023

PCS 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

As of December 31

(US dollars)

	Note	2022	2021
Assets
Investments - Plan interest in Nutrien 401(k) Retirement Plan Master Trust, at fair value	5, 6	262,554,900	321,057,700

Receivables:
Employer contributions	5	367,660	599,152
Employee contributions	5	—	404,917
Other receivables	5	—	245,297
Notes receivable from participants	5	4,229,665	4,360,025

Total receivables		4,597,325	5,609,391

Net assets available for plan benefits		267,152,225	326,667,091

(See Notes to the Financial Statements)

PCS 401(k) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31

(US dollars)

	Note	2022
Additions
Investment loss from Plan interest in Nutrien 401(k) Retirement Plan Master Trust	5
Net realized and unrealized depreciation in fair value of investments		(43,730,532)
Interest and dividends		1,467,033

		(42,263,499)

Contributions
Employer		7,142,116
Participant		12,966,235
Rollover		162,340

		20,270,691

Total investment loss, net of additions		(21,992,808)

Deductions
Distributions paid to participants		36,285,659
Administrative expenses, net	2	252,974

Total deductions		36,538,633

Decrease in net assets before plan transfers		(58,531,441)
Affiliated plan transfers and other, net		(983,425)

Decrease in net assets		(59,514,866)
Net assets available for plan benefits beginning of year		326,667,091

Net assets available for plan benefits end of year		267,152,225

(See Notes to the Financial Statements)

PCS 401(k) RETIREMENT PLAN

Notes to the Financial Statements

December 31, 2022 and 2021

(US dollars)

1.	PLAN DESCRIPTION

The following description of the PCS 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan sponsor, PCS Administration (USA), Inc. (the “Company”) is a wholly owned subsidiary of Nutrien Ltd. (“Nutrien”). The Plan is a defined contribution plan established for the benefit of all eligible employees of the Company; PCS Phosphate Company, Inc.; PCS Sales (USA), Inc.; certain employees of White Springs Agricultural Chemicals, Inc.; and certain employees of PCS Nitrogen, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The trustee of the Plan is Fidelity Management Trust Company (“Fidelity” or “Trustee”). The recordkeeper of the Plan is Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Trustee. The Plan is administered by a committee of three or more persons (the “Plan Committee”) appointed by Nutrien’s Board of Directors. The Plan Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

All of the Plan’s investment assets are held in a trust account at the Trustee and consist of an interest in an investment account of the Nutrien 401(k) Retirement Plan Master Trust (the “Master Trust”), a master trust established by an affiliate of the Company on behalf of the Company and administered by the Trustee.

Participant eligibility and plan entry

Certain employees of the Company, who are either (a) highly compensated and not accruing in the PCS U.S. Employees’ Pension or (b) are accruing in the PCS U.S. Employees’ Pension are eligible to participate in the Plan if they are regular full-time employees hired or rehired on or before January 1, 2020, who are not leased employees and are not represented by a collective bargaining unit of the Company’s participating subsidiaries or affiliated companies or represented by a collective bargaining unit that does not provide for employees’ participation in the Plan. Regular full-time employees are enrolled into the Plan as soon as practical after they begin working with the Company. Employees who are not regular full-time employees and are not otherwise ineligible are enrolled into the Plan at which time they complete a year of eligibility service.

Contributions

Participants may contribute up to 75 percent of eligible compensation each year, as defined in the Plan, subject to certain Internal Revenue Code of 1986, as amended (“IRC”), limitations. These contributions may be pre-tax contributions and/or ROTH after-tax contributions. Participants who are age 50 and over may also make “catch-up” contributions. The Plan has an automatic enrollment provision, under which new participants make a 3 percent pre-tax contribution, unless they formally waive participation or elect a different participation level. The Plan also has an automatic increase program, which is available for participants to voluntarily elect to have an increase in the deferral rate each year in the Plan on or after April 2, 2012.

For participant’s continuing benefit accrual in the PCS U.S. Employees’ Pension Plan, the Company matches 50 percent of the first 6 percent of eligible compensation that participants contribute for a maximum match of 3 percent. For Non-Highly Compensation participant’s as of January 1, 2019, with frozen benefit accruals in the PCS U.S. Employees’ Pension Plan, the Company matches 150 percent of the first 6 percent of eligible compensation that participants contribute for a maximum match of 9 percent and the Company provides a non-elective employer contribution of 1 percent of eligible compensation. Catch-up contributions are eligible for the Company match. Participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans (rollover contributions), which are not eligible for the Company match.

After the end of each plan year, the Company may make an additional “true-up” matching contribution to the participant account if the aggregate matching contribution allocation for the plan year is less than the amount the participant would otherwise have received as matching contributions had the participant contributed at least 6 percent of eligible compensation for each pay period throughout the plan year. The amount of the true-up contribution will be the difference between the amount of matching contributions allocated to the participant account during the plan year and the amount that would have been allocated for the plan year had the participant contributed at least 6 percent of eligible compensation throughout the year.

Vesting

Participants are immediately vested in their employee and employer contributions in their account balances.

Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, financial hardship, or termination of employment. In-service withdrawals are also permitted after a participant attains age 59 1⁄2. Company contributions, if any, are subject to certain forfeiture provisions.

Upon termination of employment, a participant whose vested account balance is greater than $5,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70 1⁄2 or request a direct rollover. A participant with a vested account balance between $1,000 and $5,000 (including the value of the Participant’s Rollover Account) which has not elected to have such distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover or to receive the distribution directly in accordance with Article 11, will automatically have the distribution directly rollover to the individual retirement account designated by the Committee. If the participant’s vested account balance is $1,000 or less (including the value of the Participant’s Rollover Account), the Committee may direct that the amount be automatically distributed.

For all participant-driven distributions, any portion of a participant’s account that is invested in Nutrien common stock may be distributed in cash or in common shares of Nutrien, at the election of the participant.

Participants may make withdrawals, not to exceed their pre-tax contributions, to satisfy one of the immediate and heavy financial needs as described in the Plan document.

The designated beneficiary is entitled to a death benefit distribution equal to the participant’s vested account balance.

Notes receivable from participants

Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Loans bear interest based on the prevailing terms when the loan was made. Interest rate is established at the inception of the loan and is set at one percentage point higher than the prime lending rate as posted in Reuters as of the first business day of the calendar month in which the loan is made. The interest rate is fixed and does not change for the duration of the loan. Principal and interest are paid ratably through payroll deductions. A participant may generally have no more than one outstanding loan at any one time. As of December 31, 2022, participant loans have maturities through 2042 at interest rates ranging from 3.0 percent to 8.0 percent.

Participant accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the Company’s discretionary performance contribution when applicable, and allocations of Plan earnings. These accounts are also charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided to the participant’s vested account.

Investment options

Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers Nutrien common stock, a selection of mutual and common collective trust funds, short term funds and one pooled investment stable value fund. Dividends distributed by a participant’s investment in Nutrien Common Stock are reinvested in Nutrien common stock. The Nutrien stock purchase account is a money market fund that is used in the recordkeeping of the purchases and sales of fractional shares of Nutrien common stock and is not available as a participant-directed investment option.

Participants who are enrolled in the Plan under the automatic enrollment provision and who have not otherwise made an investment election, will have their contributions and the Company contributions invested in the Plan’s “default fund,” which has been designated as State Street Target Retirement date funds based on the retirement date closest to the year that the participant might retire, based on the participant’s current age and assuming a normal retirement age of 65.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Distributions

Distributions are recorded when paid. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2022 and 2021.

Valuation of investments and income (loss) recognition

As of December 31, 2022 and 2021, the Plan’s investments, including the investment in the Master Trust, are reported at fair value. The fair value of the Master Trust has been determined based on the fair value of the underlying investments of the Master Trust. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

A three-level hierarchy is used to disclose assets and liabilities measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:

•	Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 – Observable inputs based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from or corroborated by observable market data by correlation or other means.

•

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following describes the valuation methods and assumptions used by the Plan to estimate the fair values of the investments held by the Plan. There have been no changes in the methodologies used at December 31, 2022 and 2021.

Common Stock:

Nutrien common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Common Collective Trust:

As a practical expedient, the fair value of the trust is based on the net asset value (“NAV”) of units held by the Plan on the last business day of the year, as determined by the issuer of the trust based on the fair value of the underlying investments. This trust shares the common goal of growth and preservation of principal. It indirectly invests in a mix of US and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments. Redemption is permitted daily with no restrictions or notice periods and there are no unfunded commitments.

Stable Value Fund — The Goldman Sachs Collective Trust (the “Collective Trust”) is stated at contract value, as the investment contract in this fund is fully benefit-responsive. Contract value of the stable value fund is the value at which participants ordinarily transact and is the sum of participant and Company contributions, plus accrued interest thereon less withdrawals. As a practical expedient, the fair value of participation units in the stable value fund is based upon the NAV of such fund as reported, in the audited financial statements of the stable value fund. NAV is determined to be contract value, the value at which participants ordinarily transact. Redemption is permitted daily with no restrictions or notice periods and there are no unfunded commitments.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the common collective trusts, mutual funds and pooled investment stable value fund are deducted from income earned on a daily basis and are not separately charged to an expense. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan.

Administrative revenue (expense)

Administrative expenses of the Plan are paid by the Plan or the Plan sponsor, as provided in the Plan document. Investment management fees for certain investments are included as a reduction of investment return and not reflected separately in the statement of changes in net assets available for benefits. Administrative revenues arise when investment managers return a portion of the investment fees to the Trustee to offset the administrative expenses. Any excess resulting from this revenue sharing remains in an unallocated account from which future Plan expenses can be paid.

3.	TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 15, 2018, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Subsequent to this issuance of the determination letter, the Plan was amended. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits for any tax periods in progress.

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. The Plan provides that, upon termination, the net assets should be allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan. Participants would become 100 percent vested in the employer contribution portion of their accounts.

5.	PLAN INTEREST IN MASTER TRUST

All of the Plan’s investments are held in the Master Trust, which was established for the investment of assets of the Plan and two other retirement plans sponsored by the Plan Sponsor. Each participating retirement plan has an interest in the Master Trust. Use of the Master Trust permits the commingling of Plan assets with the assets of the participating plans for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans.

The net assets and investments of the Master Trust at December 31, 2022 and 2021, are summarized as follows:

	2022		2021
	Master Trust	Plan’s Share	Master Trust	Plan’s Share
Investments, at fair value	1,703,652,433	262,554,900	1,970,106,531	321,057,700
Receivables:
Employer contributions	4,223,292	367,660	5,815,173	599,152
Employee contributions	—	—	2,369,288	404,917
Other receivables	—	—	245,297	245,297
Notes receivable from participants	23,146,663	4,229,665	22,151,974	4,360,025

Total	1,731,022,388	267,152,225	2,000,688,263	326,667,091

The net investment (loss) income of the Master Trust for the years ended December 31, 2022 and 2021, are summarized as follows:

	2022	2021
Net realized and unrealized (depreciation) appreciation in fair value of investments	(299,308,338)	256,392,921
Interest and dividends	5,832,624	5,497,042

Net investment (loss) income of Master Trust	(293,475,714)	261,889,963

Plan’s interest in Master Trust investment (loss) income	(42,263,499)	49,703,680

6.	INVESTMENTS

Fair value of Plan investments by hierarchy level

	Master Trust Investment Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total	Plan’s Share
Nutrien common stock	113,542,182	—	—	113,542,182	35,934,795
Short-term funds	409,996	—	—	409,996	10,732

Investment assets at fair value	113,952,178	—	—	113,952,178	35,945,527

Investment measured at NAV - Common Collective Trust [1]				1,484,963,236	208,950,037
Investment measured at NAV - Stable Value Fund [1]				104,737,019	17,659,336

Total				1,703,652,433	262,554,900

	Master Trust Investment Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total	Plan’s Share
Nutrien common stock	131,049,412	—	—	131,049,412	43,613,225
Short-term funds	275,668	—	—	275,668	20,209

Investment assets at fair value	131,325,080	—	—	131,325,080	43,633,434

Investment measured at NAV - Common Collective Trust [1]				1,763,342,339	267,771,990
Investment measured at NAV - Stable Value Fund [1]				75,439,112	9,652,276

Total				1,970,106,531	321,057,700

1

In accordance with GAAP, investments measured at NAV as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented are intended to permit reconciliation to the amount presented in the statements of net assets available for benefits.

Change in fair values levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

Plan management evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for plan benefits. For the year ended December 31, 2022 and 2021, there were no significant transfers in or out of levels 1, 2, or 3.

The classification of investment earnings reported in the statement of changes in net assets may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

7.	STABLE VALUE FUND

The Goldman Sachs Stable Value Collective Trust Institutional Series Class 1 is a stable value fund (the “Fund”) that is a separate investment trust within the Collective Trust. The Fund is invested in stable value investment contracts and in fixed income instruments which underlie stable value contracts as well as in money market instruments. Investments underlying stable value contracts may be purchased directly or accessed via commingled vehicles and accounts that invest in such instruments. The objective of the Fund is to earn a high level of return that is consistent with providing the stability of principal and maintaining a stable value of one dollar per unit.

Certain events limit the ability of the Plan to transact at contract value with the Collective Trust issuer. Such events include the following: (a) a material amendment to the Collective Trust or Fund documents or administration that would have a material adverse effect on the provider; (b) amendments to a participating trust’s plan documents or plan administration that would have a material adverse impact on the provider; (c) additions of competing Investment options or changes to the participating trust’s competing investment options or equity wash provisions or restrictions; (d) complete or partial termination of a participating trust’s plan or merger of a plan with another plan or the participating trust ceases to be an eligible trust; (e) a redemption resulting from an event initiated or directed by a participating trust’s plan sponsor (“employer-initiated event”) such as the removal of a group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate or the bankruptcy or insolvency of the plan sponsor; (f) changes in law or regulation applicable to the Fund, the participating trust or plan or account or contract issuer; (g) the delivery of any communication to plan participants designed to influence a participant not to invest in the account; and (h) other events or circumstances provided for in the contract. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Stable value contracts also define certain termination events that permit the provider to terminate the contract at market value and the Fund will receive the market value of the covered assets as of the date of termination. Thus, if the market value of the covered assets is less than the contract value on the termination date, the contract does not require the issuer to pay any excess of contract value over market value. As a result, this type of termination will result in a market value adjustment, which could cause the Fund to be unable to maintain a stable NAV of one dollar per unit. Issuer termination events vary by contract and typically may include some or all of the following: (a) the Fund or the Collective Trust is fully or partially terminated or fails to be exempt from federal income taxation; (b) the Fund merges with another fund or entity; (c) a security is sold or subject to a lien other than as permitted under the contract; (d) the termination or replacement or “change in control” as defined in the contract of the Trustee or investment adviser without the issuer’s consent; (e) there is a material change in law, regulation, ruling, or accounting requirement applicable to the Fund or the contract issuer; (f) the bankruptcy of the Fund; (g) the amendment of the Declaration of Trust or change in the investment objectives or administration of the Fund without the issuer’s consent; (h) the level of “impaired securities” as defined in the contract exceeds an agreed upon amount of the Fund assets; and (i) other events or circumstances provided for in the contract. In addition, if the Fund defaults in its contractual obligations or representations under the contract (including non-compliance with investment guidelines) and such default is not cured within any applicable cure period, then the contract may be terminated by the issuer and the Fund will receive the market value as of the date of termination.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Collective Trust at contract value. The average crediting interest rate was 1.67 percent (2021 - 1.31 percent) for the year ended December 31, 2022, which was based on the interest rates of the underlying portfolio of assets. The average yield for the year ended December 31, 2022 was 3.82 percent (2021 - 1.39 percent). The participants in the Plan are able to redeem from the Collective Trust immediately. The Collective Trust has no redemption restrictions and there is no redemption notice period required for participants.

8.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of investment funds administered by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Trustee, investment manager and recordkeeper. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

At December 31, 2022, the Plan held approximately 492,055 shares of Nutrien common stock (2021 - 579,963) with a fair value of $35,934,795 (2021 - $43,613,225). During the year ended December 31, 2022, the Plan recorded dividend income of $974,343.

9.	RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments, including mutual funds, a pooled investment stable value fund, a common collective trust, short term funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. As of December 31, 2022, there was a significant concentration of participant-directed investments in the common stock of Nutrien (14 percent) and four target retirement collective investment trust funds (45 percent).

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the financial statements as of December 31, 2022 and 2021 to the Form 5500:

	2022	2021
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	267,152,225	326,667,091
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	(1,333,781)	47,718

Net assets per the Form 5500	265,818,444	326,714,809

Statement of changes in net assets available for benefits:
Decrease in net assets per the financial statements	(59,514,866)
Net change in adjustment from contract value to fair value	(1,381,499)

Net loss and transfers per the Form 5500	(60,896,365)

11.	SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 21, 2023, the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2022. No items requiring disclosure or recognition were noted.

PCS 401(k) RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2022

Employer Identification Number: 562111626

Plan Number: 002

(US dollars)

				(e) Current
(a)	(b) Identity of Issuer	(c) Description of Investments	(d) Cost **	Value
	Shares of registered investment companies:
	State Street Global Advisors	State Street Target Retirement Income Non-Lending Series Fund Class P		6,063,954
	State Street Global Advisors	State Street Target Retirement 2020 Non-Lending Series Fund Class P		11,678,196
	State Street Global Advisors	State Street Target Retirement 2025 Non-Lending Series Fund Class P		32,391,594
	State Street Global Advisors	State Street Target Retirement 2030 Non-Lending Series Fund Class P		31,634,168
	State Street Global Advisors	State Street Target Retirement 2035 Non-Lending Series Fund Class P		27,849,844
	State Street Global Advisors	State Street Target Retirement 2040 Non-Lending Series Fund Class P		19,033,183
	State Street Global Advisors	State Street Target Retirement 2045 Non-Lending Series Fund Class P		12,347,672
	State Street Global Advisors	State Street Target Retirement 2050 Non-Lending Series Fund Class P		11,000,008
	State Street Global Advisors	State Street Target Retirement 2055 Non-Lending Series Fund Class P		4,914,111
	State Street Global Advisors	State Street Target Retirement 2060 Non-Lending Series Fund Class P		2,689,870
	State Street Global Advisors	State Street Target Retirement 2065 Non-Lending Series Fund Class P		863,515
	State Street Global Advisors	State Street Global Equity Index Non-Lending Series Fund Class C		1,904,994
	State Street Global Advisors	State Street Global Equity ex USA Index Non-Lending Series Fund Class C		2,517,249
	State Street Global Advisors	State Street Russel Small/Mid Cap Index Non-Lending Series Fund Class K		6,111,359
	State Street Global Advisors	State Street S&P 500 Index Non-Lending Series Fund Class K		25,741,841
	State Street Global Advisors	State Street U.S. Bond Index Non-Lending Series Fund Class M		4,352,532
	Global Trust Company	AQR U.S. Enhanced Equity Collective Investment Fund Class W		4,143,639
	Global Trust Company	Mawer International Equity Collective Investment Fund Class W		651,990
	SEI Trust Company	Aristotle Small/Mid Cap Equity CIT Class W		897,895
	Goldman Sachs	Goldman Sachs Stable Value Collective Trust Institutional Series Class 1		17,659,336
	PGIM Inc.	Prudential Core Plus Bond Fund Class 6		2,162,423
*	Fidelity Management Trust Company	Fidelity Government Money Market Fund		7,437
*	Nutrien Ltd. common stock	Common stock, 492,055 shares		35,934,795
*	Nutrien Stock Purchase Account	Money market	3,295	3,295

	Investments subtotal			262,554,900
*	Various participants	Notes receivable from participants, bearing interest at rates ranging from 3.0 percent to 8.0 percent, secured by the related participant’s vested account balance, maturing through 2042.		4,229,665

	Total assets held at end of year			266,784,565

*	Identified party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Nutrien US LLC has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PCS 401(k) Retirement Plan
(Name of Plan)

Date: June 21, 2023

/s/ Roxane Schwaner
Name: Roxane Schwaner
Title: Director, US Pension and Benefits

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Eide Bailly LLP